unaxis

making IT possible

82-34643

Rule 12g3-2(b) File No. ~~82-5190~~

04024970

SUPPL

RECEIVED

2004 MAY -6 P 4: 11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Tel. Nr. Filing desk 202 942 80 50

Date May 4, 2004
Contact Nicolas Weidmann
E-mail nicolas.weidmann@unaxis.com
Directphone ++41 1 360 96 02
Subject Unaxis Holding, Inc.
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
MAY 11 2004
THOMSON FINANCIAL

Sincerely,
for and on behalf of
Unaxis Holding, Inc.

i.A. Martina C. Schuler

Nicolas Weidmann
Corporate Communications

Enclosure

- **Heinz Kundert, CEO of Unaxis, takes over as Head of Semiconductor Equipment segment**

dlw 5/11

Unaxis Management Inc.
Churerstrasse 120
P.O.Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 96 93
www.unaxis.com

Rule 12g3-2(b) File No. 82-5190

making IT possible

Media release

Heinz Kundert, CEO of Unaxis, takes over as Head of Semiconductor Equipment segment

Pfäffikon SZ, May 3, 2004 **– Heinz Kundert, CEO of Unaxis, will assume interim responsibility for the company's Semiconductor Equipment segment effective May 1, 2004. Asuri S. Raghavan (51), who has headed the Semiconductor Equipment segment at Unaxis until now, has left the company at the end of April 2004 for family reasons.**

Asuri S. Raghavan – Member of the Executive Board since March 2003 – is leaving Unaxis for family reasons but will remain at the company's disposal as an advisor in the semiconductor field. The Board of Directors and Management Board would like to thank Mr. Raghavan for his contribution to the company.

This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected or projected.

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon

Telephone +41 (0)58 360 96 96
Fax +41 (0)58 360 90 96
www.unaxis.com

 For further information, please contact:

Unaxis Management Inc.
Media Relations
Nicolas Weidmann
Tel. +41 58 360 96 96
Fax +41 58 360 91 93
E-mail media.relations@unaxis.com

Unaxis Management Inc.
Investor Relations
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail investor.relations@unaxis.com

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components and services for select growth segments of the information technology market as well as for sophisticated industrial applications. Unaxis' commercial activities are conducted via its five Segments: Semiconductor Equipment (production systems for semiconductors and flat-panel displays); Data Storage Solutions (production systems for data storage devices); Coating Services (protective coatings for precision tools and components); Vacuum Solutions (vacuum technology); and Components and Special Systems (optical components and aerospace technology). Unaxis currently employs approximately 6,500 individuals and, in its 2003 financial year, achieved sales of CHF 1.610 billion. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development and production in Europe, Asia and the USA, as well as 81 subsidiaries in 25 countries.